JPMorgan Chase & Co.

February 2013
Preliminary Terms No. 25
Registration Statement No. 333-177923
Dated February 4, 2013
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in Commodities

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities[SM]

The PLUS offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in the accompanying product supplement no. 2-I, the prospectus supplement and the prospectus, as supplemented or modified by this document. At maturity, if the basket has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the basket, subject to a maximum payment at maturity. If the basket has declined in value, at maturity investors will lose 1% for every 1% decline. The PLUS are for investors who seek exposure to a basket of two commodities and futures contracts on two commodities and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature that applies to a limited range of positive performance of the basket. At maturity, an investor will receive an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the basket closing value on the valuation date. **All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co. The investor may lose some or all of the stated principal amount of the PLUS.**

SUMMARY TERMS			
Issuer:	JPMorgan Chase & Co.		
Maturity date:	March 31, 2014, subject to postponement for certain market disruption events and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I.		
Basket:	Basket Components	Bloomberg ticker symbol	Weighting
	Gold	GOLDLNPM	50%
	Brent crude oil futures contracts	CO1 or CO2	20%
	Corn futures contracts	C 1 or C 2	20%
	Grade A copper	LOCADY	10%
Aggregate principal amount:	$		
Payment at maturity:	If the final basket value is *greater than* the initial basket value, for each $1,000 stated principal amount PLUS, $1,000 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If the final basket value is *less than or equal to* the initial basket value, for each $1,000 stated principal amount PLUS, $1,000 × basket performance factor *This amount will be less than or equal to the stated principal amount of $1,000 per PLUS.* *The payment at maturity is subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and in "Risk Factors — We may accelerate your PLUS if a commodity hedging disruption event occurs" in these preliminary terms.*		
Leveraged upside payment:	$1,000 × leverage factor × basket percent increase		
Basket percent increase:	(final basket value – initial basket value) / initial basket value		
Initial basket value:	Set equal to 100 on the pricing date		
Final basket value:	The basket closing value on the valuation date		
Valuation date:	March 26, 2014, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" in the accompanying product supplement no. 2-I		
Leverage factor:	300%		
Basket performance factor:	final basket value / initial basket value		
Maximum payment at maturity:	$1,210 to $1,250 (121.00% to 125.00% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date and will not be less than $1,210 or greater than $1,250 per PLUS.		
Stated principal amount:	$1,000 per PLUS		
Issue price:	$1,000 per PLUS (see "Commissions and issue price" below)		
Pricing date:	February , 2013 (expected to price on or about February 28, 2013)		
Original issue date:	March , 2013 (3 business days after the pricing date)		
CUSIP / ISIN:	48126DMU0 / US48126DMU09		
Listing:	The PLUS will not be listed on any securities exchange.		
Agent:	J.P. Morgan Securities LLC ("JPMS")		

Terms continued on the following page

Commissions and issue price:	**Price to Public(1)(2)**	**Fees and Commissions(2)(3)**	**Proceeds to Issuer**
Per PLUS	$1,000	$20	$980
Total	$	$	$

(1) *The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-43 of the accompanying product supplement no. 2-I.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $992.50 per PLUS. Please see "Syndicate Information" on page 19 for further details.*

(3) *JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management") that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to Morgan Stanley Wealth Management, exceed $20 per $1,000 stated principal amount PLUS. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.*

Investing in the PLUS involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 2-I and "Risk Factors" beginning on page 9 of these preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. 2-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW. PLEASE ALSO SEE "ADDITIONAL INFORMATION ABOUT THE PLUS" AT THE END OF THIS DOCUMENT.

Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities^{SM}

Terms continued from previous page:

Basket closing value:	The basket closing value on the valuation date will be calculated as follows:
	100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]
Component return:	(final component price – initial component price) / initial component price
Initial component price	With respect to each basket component, the component price of that basket component on the pricing date
Final component price:	With respect to each basket component, the component price of that basket component on the valuation date
Component price:	With respect to gold, on any relevant day, the official afternoon fixing price of gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars per troy ounce, as determined by the market in London on which members of the LBMA quote prices for buying and selling of gold (Bloomberg ticker symbol: "GOLDLNPM" <Comdty>) on that day.
	With respect to Brent crude oil futures contracts, on any relevant day, the official settlement price of the first nearby month futures contract for Brent crude oil on ICE Futures Europe, stated in U.S. dollars per barrel, as made public by ICE Futures Europe (Bloomberg ticker symbol: "CO1" <Comdty>), *provided* that if that day falls on the last trading day of that futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg ticker symbol: "CO2" <Comdty>) on that day.
	With respect to corn futures contracts, on any relevant day, the official settlement price of the first nearby month futures contract for deliverable grade corn on the Chicago Board of Trade (the "CBOT"), stated in U.S. cents per bushel, as made public by the CBOT (Bloomberg ticker symbol: "C 1" <Comdty>), *provided* that if that day falls on a day within the notice period for delivery of corn under that futures contract or on the last trading day of that futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg ticker symbol: "C 2" <Comdty>) on that day.
	With respect to copper, notwithstanding anything to the contrary in the accompanying product supplement, on any relevant day, the official cash offer price of copper Grade A on the London Metal Exchange (the "LME") for the spot market, stated in U.S. dollars per tonne, as determined by the LME (Bloomberg ticker symbol: "LOCADY" <Comdty>) on that day.

Supplemental Terms of the Notes

For purposes of the PLUS offered by these preliminary terms, (a) the valuation date is subject to postponement as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" in the accompanying product supplement no. 2-I; (b) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I; and (c) all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in these preliminary terms, as set forth in the table below:

Product Supplement Defined Term	Preliminary Terms Defined Term
Notes	PLUS
Component	Basket component
Starting Basket Level	Initial basket value
Ending Basket Level	Final basket value
Basket Closing Level	Basket closing value
Component Weight	Weighting
Initial Commodity Price / Initial Contract Price	Initial component price
Ending Commodity Price / Ending Contract Price	Final component price
Commodity Price / Contract Price	Component price

The PLUS are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The PLUS are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014 (the "PLUS") can be used:

- To gain access to the basket components and provide diversification of underlying asset class exposure.

- As an alternative to direct exposure to the basket components that enhances returns for a certain range of positive performance of the basket.

- To enhance returns and potentially outperform the basket in a moderately bullish scenario.

- To potentially achieve similar levels of upside exposure to the basket as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the basket.

Maturity:	Approximately 13 months
Leverage factor:	300%
Maximum payment at maturity:	$1,210 to $1,250 (121.00% to 125.00% of the stated principal amount) per PLUS (to be determined on the pricing date)
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the PLUS.
Weightings:	50% for gold, 20% for each of Brent crude oil futures contracts and corn futures contracts and 10% for Grade A copper

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

Key Investment Rationale

PLUS offer leveraged exposure to an underlying asset, which may be equities, commodities and/or currencies, without any protection against negative performance of the asset. If the asset has decreased in value, investors are fully exposed to the negative performance of the asset. At maturity, if the asset has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying asset, subject to the maximum payment at maturity. At maturity, if the asset has depreciated, the investor will lose 1% for every 1% decline. **Investors may lose some or all of the stated principal amount of the PLUS.**

Access	The PLUS offer exposure to a basket composed of gold, Brent crude oil futures contracts, corn futures contracts and grade A copper, allowing for diversification of underlying asset class exposure from traditional fixed income/U.S. equity investments.
Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Upside Scenario	The basket increases in value and, at maturity, the PLUS pay the stated principal amount of $1,000 *plus* 300% of the basket percent increase, subject to the maximum payment at maturity of $1,210 to $1,250 (121.00% to 125.00% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date.
Par Scenario	The final basket value is equal to the initial basket value and, at maturity, the PLUS pay the stated principal amount of $1,000 per PLUS.
Downside Scenario	The basket declines in value and, at maturity, the PLUS pay an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decline of the final basket value from the initial basket value. (Example: if the basket decreases in value by 20%, the PLUS will pay an amount that is less than the stated principal amount by 20%, or $800 per PLUS.)

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}

How the PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000 per PLUS
Leverage factor:	300%
Hypothetical maximum payment at maturity:	$1,230 (123.00% of the stated principal amount) per PLUS (which represents the midpoint of the range of $1,210 to $1,250)*

*If the actual maximum payment at maturity as determined on the pricing date is less than $1,230, your return, if any, may be lower than the returns shown below.



PLUS Payoff Diagram

How it works

▪ **Upside Scenario.** If the final basket value is greater than the initial basket value, for each $1,000 principal amount PLUS investors will receive the $1,000 stated principal amount *plus* 300% of the appreciation of the basket over the term of the PLUS, subject to the maximum payment at maturity. Under the hypothetical terms of the PLUS, an investor will realize the hypothetical maximum payment at maturity at a final basket value of approximately 107.67% of the initial basket value.

▪ **Par Scenario.** If the final basket value is equal to the initial basket value, investors will receive the stated principal amount of $1,000 per PLUS.

▪ **Downside Scenario.** If the final basket value is less than the initial basket value, investors will receive an amount that is less than the stated principal amount by an amount proportionate to the percentage decrease of the final basket value from the initial basket value.

   ▪ For example, if the basket depreciates 50%, investors will lose 50% of their principal and receive only $500 per PLUS at maturity, or 50% of the stated principal amount.

The hypothetical returns and hypothetical payments on the PLUS shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

Hypothetical Payouts on the PLUS at Maturity

Below are three examples of how to calculate the payment at maturity based on the hypothetical component prices in the respective tables below. The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Example 1: The final basket value is greater than the initial basket value, and the payment at maturity is *less than* the hypothetical maximum payment at maturity.

Basket component	% Weight in Basket	Hypothetical initial component price	Hypothetical final component price	Component return
Gold	50%	$1,700	$1,785	+5%
Brent crude oil futures contracts	20%	$115	$120.75	+5%
Corn futures contracts	20%	740¢	777¢	+5%
Grade A copper	10%	$8,200	$8,610	+5%

Basket percent increase = (final basket value – initial basket value) / initial basket value

Starting basket level = 100

Final basket level = 100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]

Using the hypothetical component prices above, the sum of the basket component return of each basket component times the weighting of each such basket component:

[($1,785 – $1,700) / $1,700] × 50% = 2.50%
[($120.75 – $115.00) / $115.00] × 20% = 1.00%
[(777¢ – 740¢) / 740¢] × 20% = 1.00%
[($8,610 – $8,200) / $8,200] × 10% = 0.50%

2.50% + 1.00% + 1.00% + 0.50% = 5%

Ending basket level   =   100 × (1 + 5%), which equals 105

Basket percent increase   =   (105 – 100) / 100, which equals 5%

The payment at maturity will equal $1,000 *plus* the leveraged upside payment, subject to the maximum payment at maturity. The leveraged upside payment will equal (i) $1,000 *times* (ii) the basket percent increase *times* (iii) the leverage factor, or:

$1,000 × 5% × 300% = $150

Because this amount would not result in a payment at maturity that would exceed the hypothetical maximum payment at maturity of $1,230 per PLUS, the payment at maturity will equal $1,000 *plus* the leveraged upside payment, or:

$1,000 + $150 = $1,150

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

Example 2: The final basket value is greater than the initial basket value, and the payment at maturity is *equal to* the hypothetical maximum payment at maturity.

Basket component	% Weight in Basket	Hypothetical initial component price	Hypothetical final component price	Component return
Gold	50%	$1,700	$1,870	+10%
Brent crude oil futures contracts	20%	$115	$126.50	+10%
Corn futures contracts	20%	740¢	814¢	+10%
Grade A copper	10%	$8,200	$9,020	+10%

Basket percent increase = (final basket value – initial basket value) / initial basket value

Starting basket level = 100

Final basket level = 100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]

Using the hypothetical component prices above, the sum of the component return of each basket component times the weighting of each such basket component:

$$[(\$1,870 - \$1,700) / \$1,700] \times 50\% = 5.00\%$$
$$[(\$126.50 - \$115) / \$115] \times 20\% = 2.00\%$$
$$[(814¢ - 740¢) / 740¢] \times 20\% = 2.00\%$$
$$[(\$9,020 - \$8,200) / \$8,200] \times 10\% = 1.00\%$$

$$5.00\% + 2.00\% + 2.00\% + 1.00\% = 10\%$$

Ending basket level = 100 × (1 + 10%), which equals 110

Basket percent increase = (110 – 100) / 100, which equals 10%

The payment at maturity will equal $1,000 *plus* the leveraged upside payment, subject to the maximum payment at maturity. The leveraged upside payment will equal (i) $1,000 *times* (ii) the basket percent increase *times* (iii) the leverage factor, or:

$$\$1,000 \times 10\% \times 300\% = \$300$$

Because this amount would result in a payment at maturity that would exceed the hypothetical maximum payment at maturity of $1,230 per PLUS, the payment at maturity will equal the hypothetical maximum payment at maturity of $1,230 per PLUS.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

Example 3: The final basket value is less than or equal to the initial basket value.

Basket component	% Weight in Basket	Hypothetical initial component price	Hypothetical final component price	Component return
Gold	50%	$1,700	$850	-50%
Brent crude oil futures contracts	20%	$115	$120.75	+5%
Corn futures contracts	20%	740¢	777¢	+5%
Grade A copper	10%	$8,200	$8,610	+5%

Basket performance factor = final basket value / initial basket value

Starting basket level = 100

Final basket level = 100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]

Using the hypothetical component prices above, the sum of the component return of each basket component times the weighting of each such basket component:

[($850 – $1,700) / $1,700] × 50% = -25.00%
[($120.75 – $115.00) / $115.00] × 20% = 1.00%
[(777¢ – 740¢) / 740¢] × 20% = 1.00%
[($8,610 – $8,200) / $8,200] × 10% = 0.50%

-25.00% + 1.00% + 1.00% + 0.50% = -22.50%

Ending basket level   =   100 × (1 + (-22.50%)), which equals 77.50

Basket performance factor   =   77.50   / 100, which equals 77.50%

In the above example, the final component prices of all the basket components except for gold (with a weighting of 50% of the basket) are each higher than their respective initial component prices, but the final component price of gold (with a weighting of 50% of the basket) is lower than its initial component price. Accordingly, although the final component prices of 50% of the basket components (by weight) have increased in value over their respective initial component prices, the final component price of the other 50% (by weight) of the basket has declined and, because it has declined significantly, its decline more than offsets the increases in the other basket components and, consequently, the basket performance factor is less than 100%.

Because the final basket value is less than or equal to the initial basket value in this example, the payment at maturity per PLUS will equal $1,000 *times* the basket performance factor; or

($1,000   ×   77.50%)   = $775

The payment at maturity per PLUS will be $775, which is less than the stated principal amount by an amount that is proportionate to the percentage decline in the basket.

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 2-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

▪ **PLUS do not pay interest or guarantee return of any principal and your investment in the PLUS may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any principal amount at maturity. If the final basket value is less than the initial basket value, the payment at maturity will be an amount in cash that is less than the stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the basket and may be zero.

▪ **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of PLUS is limited by the maximum payment at maturity of $1,210 to $1,250 (121.00% to 125.00% of the stated principal amount) per PLUS. The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 300% exposure to any increase in the final basket value as compared to the initial basket value on the valuation date, because the maximum payment at maturity will be limited to 121.00% to 125.00% of the stated principal amount for the PLUS, any increase in the final basket value by more than 7.00% (in the case where the maximum payment at maturity is 121.00% of the stated principal amount) to approximately 8.33% (in the case where the maximum payment at maturity is 125.00% of the stated principal amount) will not further increase the return on the PLUS.

▪ **The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the PLUS, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the PLUS. If we were to default on our payment obligations, you may not receive any amounts owed to you under the PLUS and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the PLUS. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

▪ **Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent will determine the initial basket value and the final basket value, whether a market disruption event has occurred and whether a commodity hedging disruption event has occurred and will calculate the amount of payment you will receive at maturity, if any. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and commodity hedging disruption events, may affect the payment to you at maturity. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the PLUS and the value of the PLUS. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the PLUS declines. Please refer to "Risk Factors" in the accompanying product supplement no. 2-I for additional information about these risks.

▪ **Correlation (or lack of correlation) of performances among the basket components may reduce the performance of the basket, and changes in the prices of the basket components may offset each other**. The PLUS are linked to a weighted basket consisting of two commodities and futures contracts on two commodities. Movements and performances of the basket components may or may not be correlated with each other. At a time when the price of one or more of the basket components increases, the price of the other basket components may not increase as much or may decline. Therefore, in calculating the final basket value, increases in the value of one or more of the basket components may be moderated, or more than offset, by the lesser increases or declines in the values of the other basket components. High correlation of movements in the prices of the basket components during periods of negative returns could have an adverse effect on your return on your investment. There can be no assurance that the final basket value will be greater than the initial basket value.

▪ **We may accelerate your PLUS if a commodity hedging disruption event occurs.** If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the PLUS due to a commodity

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}

hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your PLUS and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your PLUS is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see ""General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I for more information.

- **Commodity futures contracts are subject to uncertain legal and regulatory regimes.** Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the PLUS and affect the prices of the commodity futures contracts included in the basket. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your PLUS. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission has adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities. These regulations may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the PLUS, in which case we may, in our sole and absolute discretion, accelerate the payment on your PLUS. See "We may accelerate your PLUS if a commodity hedging disruption event occurs" above.

- **Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the basket components.** Market prices of commodities and commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the prices of the basket components. The prices of the basket components are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the PLUS to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **The PLUS do not offer direct exposure to commodity spot prices of Brent crude oil or corn.** The PLUS are linked in part to commodity futures contracts on Brent crude oil and corn, but not to the physical commodities (or their spot prices) on which they are based. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the PLUS may underperform a similar investment that is linked solely to commodity spot prices.

- **Suspension or disruptions of market trading in the commodity markets and related futures markets may adversely affect the prices of the basket components, and therefore, the value of the PLUS.** The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the prices of the basket components and, therefore, the value of your PLUS.

- **Owning the PLUS is not the same as owning any basket component.** The return on your PLUS will not reflect the return you would realize if you actually held the basket components. As a result, a holder of the PLUS will not have any direct or indirect rights to any basket component.

- **The market price of gold will affect the value of the PLUS**. Because 50% of the weight of basket is allocated to gold, we expect that generally the market value of the PLUS will depend in large part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold

JPMORGAN CHASE & CO.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

■ **The market price of Brent crude oil will affect the value of the PLUS.** The price of ICE Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

■ **The market price of corn will affect the value of the PLUS.** The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world's largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

■ **The market price of copper will affect the value of the PLUS.** The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for Copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

■ **A decision by an exchange on which the futures contracts included in the basket are traded to increase margin requirements may affect the value of the basket.** If an exchange on which the futures contract included in the basket are traded increases the amount of collateral required to be posted to hold positions in those futures contracts (*i.e.*, the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the value of the basket to decline significantly.

■ **Futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets.** Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the those contracts will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities^{SM}

futures contracts on crude oil, which could adversely affect the value of the Brent crude oil futures contracts and, therefore, the PLUS.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer's obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

- **Market price of the PLUS is influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the PLUS in the secondary market, including: the value, expected volatility and correlation of the basket components, supply and demand trends for the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events and any actual or anticipated changes in our credit ratings or credit spreads.

- **Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of the PLUS.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could adversely affect the value of the basket and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial basket value and, therefore, could potentially increase the level that the final basket value must reach before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, these hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the final basket value and, accordingly, the amount of cash an investor will receive at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the PLUS declines.

- **Secondary trading may be limited.** The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMS may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.

- **The tax consequences of an investment in the PLUS are uncertain.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the PLUS. The IRS might not accept, and a court might not uphold, the treatment of the PLUS described in "Additional Information About the PLUS—Additional Provisions—Tax considerations" in this document and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I. If the IRS were successful in asserting an alternative treatment for the PLUS, the timing and character of any income or loss on the PLUS could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities[SM]

Basket Overview

The basket is a weighted basket composed of two commodities and futures contracts on two commodities.

Basket component information as of February 1, 2013						
	Bloomberg Ticker Symbol	**Current Price**	**52 Weeks Ago**	**52 Week High**	**52 Week Low**	**Weighting**
Gold (in U.S. dollars)	**GOLDLNPM**	$1,669.00	$1,740.00	$1,791.75 (on 10/4/2012)	$1,540 (on 5/30/2012)	**50%**
Brent crude oil futures contracts (in U.S. dollars)	**CO1 or CO2***	$116.76	$111.56	$126.22 (on 3/13/2012)	$89.23 (on 6/21/2012)	**20%**
Corn futures contracts (in U.S. cents)	**C 1 or C 2***	736.00¢	642.00¢	831.25¢ (on 8/21/2012)	551.50¢ (on 6/1/2012)	**20%**
Grade A copper (in U.S. dollars)	**LOCADY**	$8,160.00	$8,351.50	$8,658.00 (on 2/28/2012)	$7,251.50 (on 6/8/2012)	**10%**

* The historical information presented below with respect to Brent crude oil futures contracts and Corn futures contracts reflects Bloomberg Ticker Symbols "CO1" and "C 1", respectively, and does not reflect Bloomberg Ticker Symbols "CO2" and "C 2", respectively.

The following graph is calculated to show the performance of the basket during the period from January 2, 2008 through February 1, 2013, assuming the basket components are weighted as set out above such that the initial basket value was 100 was on January 2, 2008, and illustrates the effect of the offset and/or correlation among the basket components during that period. The graph does not take into account the leverage factor on the PLUS or the maximum payment at maturity, nor does it attempt to show your expected return on an investment in the PLUS. You cannot predict the future performance of any basket component or of the basket as a whole, or whether increases in the price of any basket component will be offset by decreases in the prices of the other basket components. The historical price performance of the basket and the degree of correlation between the price trends of the basket components (or lack thereof) should not be taken as an indication of its future performance.



**Historical Basket Performance
January 2, 2008 through February 1, 2013**

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities[SM]

The following graphs set forth the official daily prices, for each of the basket components for the period from January 2, 2008 through February 1, 2013. The related tables set forth the published high and low, as well as end-of-quarter, prices for each respective basket component for each quarter in the same period. The component prices on February 1, 2013 were, in the case of gold, $1,669.00, in the case of Brent crude oil, $116.76, in the case of corn, 736.00¢ and in the case of copper, $8,160.00. We obtained the information in the tables and graphs from Bloomberg Financial Markets, without independent verification. The historical prices and historical performance of the basket components should not be taken as an indication of future performance, and no assumption can be given as to the component prices and basket closing value on the valuation date. We cannot give you any assurance that the basket will appreciate over the term of the PLUS so that you do not suffer a loss on your initial investment in the PLUS.



Daily Official Settlement Prices of Gold January 2, 2008 through February 1, 2013

Gold (in U.S. dollars)	High	Low	Period End
2008			
First Quarter	1,011.25	846.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	884.50
Fourth Quarter	903.50	712.50	869.75
2009			
First Quarter	989.00	810.00	916.50
Second Quarter	981.75	870.25	934.50
Third Quarter	1,018.50	908.50	995.75
Fourth Quarter	1,212.50	1,003.50	1,087.50
2010			
First Quarter	1,153.00	1,058.00	1,115.50
Second Quarter	1,261.00	1,123.50	1,244.00
Third Quarter	1,307.50	1,157.00	1,307.00
Fourth Quarter	1,421.00	1,313.50	1,405.50
2011			
First Quarter	1,447.00	1,319.00	1,439.00
Second Quarter	1,552.50	1,418.00	1,505.50
Third Quarter	1,895.00	1,483.00	1,620.00
Fourth Quarter	1,795.00	1,531.00	1,531.00
2012			
First Quarter	1,781.00	1,598.00	1,662.50
Second Quarter	1,677.50	1,540.00	1,598.50
Third Quarter	1,784.50	1,556.25	1,776.00
Fourth Quarter	1,791.75	1,650.50	1,657.50
2013			
First Quarter (through February 1, 2013)	1,693.75	1,645.25	1,669.00

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts
on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}



Daily Official Settlement Prices of Brent Crude Futures Contracts
January 2, 2008 through February 1, 2013

Brent (in U.S. dollars)	High	Low	Period End
2008			
First Quarter	107.55	86.62	100.30
Second Quarter	140.31	100.17	139.83
Third Quarter	146.08	89.22	98.17
Fourth Quarter	95.33	36.61	45.59
2009			
First Quarter	53.50	39.55	49.23
Second Quarter	71.79	48.44	69.30
Third Quarter	75.51	60.43	69.07
Fourth Quarter	79.69	67.20	77.93
2010			
First Quarter	82.70	69.59	82.70
Second Quarter	88.94	69.55	75.01
Third Quarter	82.68	71.45	82.31
Fourth Quarter	94.75	81.10	94.75
2011			
First Quarter	117.36	93.33	117.36
Second Quarter	126.65	105.12	112.48
Third Quarter	118.78	99.93	99.93
Fourth Quarter	115.00	99.79	107.38
2012			
First Quarter	126.22	89.23	111.31
Second Quarter	125.43	89.23	97.80
Third Quarter	116.90	97.34	112.39
Fourth Quarter	115.80	105.68	111.11
2013			
First Quarter (through February 1, 2013)	116.76	110.30	116.76

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities[SM]



Daily Official Settlement Prices of Corn Futures Contracts
January 2, 2008 through February 1, 2013

Corn (in U.S. cents)	High	Low	Period End
2008			
First Quarter	567.25	462.50	567.25
Second Quarter	754.75	576.25	724.75
Third Quarter	748.75	487.50	487.50
Fourth Quarter	484.00	293.50	407.00
2009			
First Quarter	427.50	343.50	404.75
Second Quarter	449.50	347.75	347.75
Third Quarter	359.00	300.50	344.00
Fourth Quarter	417.00	333.50	414.50
2010			
First Quarter	423.00	345.00	345.00
Second Quarter	373.25	325.00	354.25
Third Quarter	521.75	360.00	495.75
Fourth Quarter	629.00	465.75	629.00
2011			
First Quarter	729.75	595.00	693.25
Second Quarter	787.00	629.00	629.00
Third Quarter	763.50	592.50	592.50
Fourth Quarter	660.50	579.00	646.50
2012			
First Quarter	716.25	551.50	703.00
Second Quarter	672.50	551.50	672.50
Third Quarter	831.25	692.50	756.25
Fourth Quarter	773.25	691.50	698.25
2013			
First Quarter (through February 1, 2013)	740.25	680.25	736.00

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}



**Daily Official Settlement Prices of Grade A Copper
January 2, 2008 through February 1, 2013**

Copper (in U.S. dollars)	High	Low	Period End
2008			
First Quarter	8,881.00	6,666.00	8,520.00
Second Quarter	8,884.50	7,921.00	8,775.50
Third Quarter	8,985.00	6,419.00	6,419.00
Fourth Quarter	6,379.00	2,770.00	2,902.00
2009			
First Quarter	4,078.00	3,050.50	4,035.00
Second Quarter	5,266.00	3,963.50	5,108.00
Third Quarter	6,490.50	4,821.00	6,136.00
Fourth Quarter	7,346.00	5,856.00	7,346.00
2010			
First Quarter	7,830.00	6,242.00	7,830.00
Second Quarter	7,950.50	6,091.00	6,515.00
Third Quarter	8,053.50	6,354.00	8,053.50
Fourth Quarter	9,739.50	8,085.50	9,739.50
2011			
First Quarter	10,148.00	8,980.00	9,399.50
Second Quarter	9,823.00	8,536.50	9,301.00
Third Quarter	9,827.00	6,975.50	7,131.50
Fourth Quarter	8,040.00	6,785.00	7,554.00
2012			
First Quarter	8,658.00	7,251.50	7,995.50
Second Quarter	8,575.50	7,251.50	7,604.50
Third Quarter	8,400.50	7,327.00	8,267.50
Fourth Quarter	8,340.00	7,540.50	7,915.00
2013			
First Quarter (through February 1, 2013)	8,175.50	7,910.50	8,160.00

JPMorgan Chase & Co.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts
on Two Commodities due March 31, 2014
Performance Leveraged Upside Securities^{SM}

Additional Information about the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:	
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Consequences of a hedging disruption event:	If the payment on your PLUS is accelerated due to the occurrence of a commodity hedging disruption event, we will pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. Under these circumstances, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and "Risk Factors — We may accelerate your PLUS if a commodity hedging disruption event occurs" in these preliminary terms.
Minimum ticketing size:	$1,000 / 1 PLUS
Tax considerations:	You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the PLUS.
	Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your PLUS should be treated as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your PLUS should be treated as long-term capital gain or loss if you hold your PLUS for more than a year, whether or not you are an initial purchaser of PLUS at the issue price. However, the IRS or a court may not respect this treatment of the PLUS, in which case the timing and character of any income or loss on the PLUS could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:	The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.
	For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. 2-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. 2-I.
Supplemental plan of distribution:	Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.
	We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-43 of the accompanying product supplement no. 2-I.

PLUS Based on the Performance of a Basket of Two Commodities and Futures Contracts on Two Commodities due March 31, 2014

Performance Leveraged Upside Securities^{SM}

Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley Wealth Management branch office or Morgan Stanley Wealth Management's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Where you can find more information:	JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and these preliminary terms if you so request by calling toll-free (800)-869-3326.

You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the PLUS prior to their issuance. In the event of any changes to the terms of the PLUS, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these PLUS are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011.

This document, together with the documents listed below, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• **Product supplement no. 2-I dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

• **Prospectus supplement dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• **Prospectus dated November 14, 2011:**
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley. |

Syndicate Information

Aggregate Stated Principal Amount of PLUS for Any Single Investor	Price to Public per PLUS	Commissions per PLUS
<$1MM	$1,000.00	$20.00
≥$1MM and <$3MM	$996.25	$16.25
≥$3MM and <$5MM	$994.38	$14.38
≥$5MM	$992.50	$12.50

Morgan Stanley Wealth Management may reclaim selling concessions allowed to individual brokers within Morgan Stanley Wealth Management in connection with the offering if, within 30 days of the offering, Morgan Stanley Wealth Management repurchases the PLUS distributed by such brokers.